
02037314

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

FRANCE TELECOM

(Translation of registrant's name into English)

6, place d'Alleray, 75505 Paris Cedex 15, France
(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-___)

Enclosure:

Information Notice issued for the implementation of the share buyback program subject to the authorization of the Shareholders' Meeting on May 28, 2002 (translated from the original French version).

France Telecom

French *société anonyme* with a share capital of €4,615,327,772
Registered principal executive offices: 6, place d'Alleray – 75505 Paris Cedex 15
Registered in the Paris corporate and trade register under No. 380 129 866

Information Notice issued for the implementation of the share buyback program subject to the authorization of the Shareholders' Meeting on May 28, 2002 (Translated from the original French version)

Pursuant to Articles 2 and 3 of Regulation n° 98-02 of September 6, 1998, as modified by Regulation 2000-06, the *Commission des Opérations de Bourse* (COB) registered this Information Notice under visa n° 02-523 on May 7, 2002.

In accordance with COB regulation n° 98-02 of September 6, 1998, this Information Notice intends to describe the objectives and the terms of the share buyback program to be submitted for approval at the shareholders' meeting on May 28, 2002, as well as to discuss the program's estimated impact on shareholders.

With a worldwide client base of 90.5 million as of March 31, 2002, France Telecom is the main operator and supplier of telephone networks and telecommunication services in France and one of the leading telecommunication operators worldwide. France Telecom offers a complete range of telecommunication services to the public, to companies and to telecommunication companies: local calls, long-distance and international calls, data flow, mobile telephones, multimedia, Internet, cable television, and value added broadcasting and services.

France Telecom shares are listed on the *Premier Marché* of Euronext Paris SA (code Euroclear France SA: 13330) and on the New York Stock Exchange in the form of American Depositary Shares (ADSs). There are no agreements concerning market-making activities.

A. Objectives of the share buyback program and use of bought shares

For the purpose of ensuring an optimal valuation of its stock and therefore enhancing shareholder value, France Telecom has decided to avail itself of the current legal framework, which entitles a company to buy back its own shares.

At France Telecom's shareholders' meeting of May 31, 2001, shareholders authorized the company, in the fourth resolution adopted at the meeting, to buy back shares in an amount of up to 10% of its share capital. The share buyback program was communicated to the public by an information notice that received a COB visa No. 01-522. The average price of the shares repurchased during this program was €99.52 per share for a total of €5,000,906,643.

Between May 31, 2001 and April 30, 2002, the implementation of the share buyback program resulted in the repurchase of 50,250,592 shares, increasing the amount of France Telecom treasury shares at April 30, 2002 to 98,243,342, representing 8.51% of capital.

The resolution submitted to the general meeting of shareholders of France Telecom on May 28, 2002 proposes to end, with immediate effect, the share buyback program authorized by the shareholders' meeting of May 31, 2001 with respect to the amount remaining to be used and proposes a new share buyback program, in the amount of up to 10% of its share capital.

These share purchases may be effected for any purpose permitted by law. The objectives of the share buyback program in decreasing order of priority are:

- purchases and sales of shares:
  - based on market fluctuations;
  - for purposes of stabilizing the share price through systematic transactions against market trends;
- allocations of shares to employees pursuant to a profit-sharing plan or a company savings plan;
- implementation of all employee share purchase programs in accordance with applicable law, notably articles L.443-1 *et seq.* of the *Code du Travail* (French Labor Law);
- to grant company shares the upon exercise of the rights attached to securities giving access to the company's capital by conversion, exchange, reimbursement, presentation of a warrant, or in any other manner;
- holding the shares, selling them or generally transferring them, including by using them as consideration, in particular in the context of acquisitions or generally in the context of the implementation of a policy of asset and financial management; and
- to cancel all or a portion of the said shares subject to shareholders' approval of the fifteenth resolution to be voted at the shareholders' meeting on May 28, 2002.

B. Legal framework

This program is governed by Articles L.225-209 *et seq.* of the *Code de Commerce* (French Commercial Law) and is subject to approval by the shareholders' meeting on May 28, 2002 in accordance with the terms of the fifth resolution, which, if adopted, will authorize the delegation of the implementation of the share buyback program to the board of directors in the following manner:

- the maximum purchase price may not exceed €100 per share and the minimum selling price may not be less than €25 per share, subject to adjustments relating to any modifications to the company's share capital either by capitalization of reserves or through a free share distribution and/or any change of the nominal value of the shares. Consequently, the maximum amount of funds allocated to this share buyback program is €11,538,319,400;
- this authorization shall be valid for a period of eighteen months;
- purchases made by the company pursuant to the authorization may in no event result in ownership by the company of more than 10% of its share capital;

- the purchase, sale or transfer of these shares may be made, in accordance with the rules set forth by the stock market authorities, including in the context of block trades (as the case may be, by private sale or through the use of derivatives, notably options or warrants) and at such time as the board of directors or the person acting upon the authorization of the board of directors shall decide.

These share purchases may be effected for any purpose permitted by law, the objectives of this buyback program being, in decreasing order of priority:

- purchases and sales of shares based on market fluctuations or for purposes of stabilizing the share price;
- allocations of shares to employees pursuant to a profit-sharing plan or a company savings plan;
- implementation of all employee share purchase programs in accordance with applicable law, notably articles L.443-1 *et seq.* of the *Code du Travail* (French Labor Law);
- to grant company shares the upon exercise of the rights attached to securities giving access to the company's capital by conversion, exchange, reimbursement, presentation of a warrant, or in any other manner;
- holding the shares, selling them or generally transferring them, including by using them as consideration, in particular in the context of acquisitions or generally in the context of the implementation of a policy of asset and financial management; and
- to cancel all or a portion of the said shares subject to shareholders' approval of the fifteenth resolution to be voted at the shareholders' meeting on May 28, 2002.

In accordance with Article 2 of COB regulation 98-02 of September 6, 1998, any significant modifications to the information set out in this information notice shall be made public by way of a press release.

The fifteenth resolution, which shall be submitted to the shareholders at the meeting on May 28, 2002

- authorizes, in accordance with Article L. 225-209 of the *Code de Commerce* (French Commercial Law) the cancellation, on one or more occasions and up to a limit of 10% of the capital as authorized by law and within 24-month periods, of all or part of the France Telecom shares acquired in the share purchase program as authorized by the vote of the fifth resolution of this shareholders' meeting and in the share purchase programs authorized by the fourth resolution at the shareholders' meeting of June 21, 2000, by the ninth resolution approved at the shareholders' meeting of August 22, 2000, by the fourth resolution approved at the shareholders' meeting of May 31, 2001 or by any other share purchase programs that may be authorized subsequently to this shareholders' meeting.
- resolves that the surplus of the share purchase price from the nominal value shall be allocated to the "Share Premium" account or other available reserve accounts, including the legal reserve, which shall be capped at 10% of the amount of the capital decrease;

- grants the board of directors full power, including the power to delegate, to cancel at its sole discretion the shares thus acquired and to proceed with a reduction of capital resulting from such cancellation and with the aforementioned allocation, as well as to amend consequently Article 6 of the bylaws;

- fixes the term of this authorization to last 26 months from the date of this shareholders' meeting.

C. Terms and Conditions

1. Maximum portion of the share capital to be acquired and maximum amount allocated to the program

- The maximum amount of shares that France Telecom may acquire under the authorization granted by the shareholders' meeting of May 28, 2002, is 10% of the company's share capital as set forth on May 28, 2002 by the board of directors, i.e. 115,383,194 shares. France Telecom reserves the option to acquire the entire amount. Based on the number of shares outstanding on that date, the share buyback program would cover 1.49% of the capital (10% - 8.51%), representing 17,140,194 shares.

- In accordance with French Commercial Law, France Telecom agrees to limit its holding, directly or indirectly, to10% of its share capital.

- France Telecom agrees to maintain sufficient cash liquidity in order to respect the threshold set by Euronext Paris S.A.

- Based on the number of shares comprising the share capital on that date, namely 1,153,831,943 shares, the maximum theoretical investment would amount to €11,538,319,400, based on the maximum purchase price of €100.

2. Buyback procedures

As stated above ("Legal framework") the shares may be repurchased by any means. The shares may be repurchased through over-the-counter transactions. The number of shares that may be acquired in the context of block trades may amount to the maximum number allowed under the program.

3. Buyback program term and timetable

In accordance with the fifth resolution submitted for approval by the shareholders' meeting of May 31, 2001, the share buyback program may be implemented over a period of eighteen (18) months following the meeting date, i.e. until November 28, 2003.

Pursuant to Article L.225-209 of the French Commercial Code, the maximum amount of shares that can be cancelled is 10% of the capital over a period of 24 months.

4. Financing the share buyback program

France Telecom intends to finance the share buyback program from its working capital. France Telecom may resort to financing by indebtedness, if necessary, in the event it implements a substantial part of the authorized program following a significant rise in the company's share price.

Pursuant to Article L 225-209 of the French Commercial Law, France Telecom has reserves (including share premiums), apart from the legal reserve, of an amount at least equal to the value of the total number of shares it holds.

The amount of free reserves, including the share premium, registered as liabilities on France Telecom's 2001 balance sheet is €26,882,927,365. In accordance to the law, the amount of the program may not exceed this amount until the accounts are settled for the current fiscal year.

The amount of consolidated net cash flow was €2,943 million at December 31, 2001.

The amount of the Group's consolidated equity capital was €21, 087 million at December 31, 2001.

The amount of the net consolidated debt was €63,243 million at December 31, 2001.

D. France Telecom's share ownership

At April 1, 2002, the share capital of France Telecom was divided into 1,153,831,943 shares with a nominal value of €4 per share. These shares carry 1,055,588,601 voting rights.

To the company's knowledge, the ownership structure and voting rights of France Telecom were as follows as of April 1, 2002:

(in thousands)	Number of shares	Number of voting rights	% of capital	% of voting rights
French State	639,274	639,274	55.50	60.56
Public	388,443	388,443	33.66	36.80
Deutsche Telekom	20,492	20,492	0.077	1.94
SITA	7,379	7,379	0.64	0.70
Treasury shares	98,243	0	8.51	0.00
Total	**1,153,832**	**1,055,588**	**100.0**	**100.0**

To the company's knowledge, no shareholder, except the French State, on the date hereof holds more than 5% of its share capital, and, to the company's knowledge, there is no shareholders' agreement.

On December 7, 1999, France Telecom issued bonds convertible for France Telecom shares for a total of 2.0 billion euros. From December 7, 1999, these bonds are convertible into new shares at the option of the holder on the basis of an exchange ratio of 10 France Telecom shares per bond (i.e., at an exchange price of 80 euros per France Telecom share); this ratio may be subject to certain adjustments. The maximum number of shares to be issued in the event of an exchange is 25.4 million.

On November 29, 2001, France Telecom issued exchangeable bonds for a total of €3.5 billion. These bonds are redeemable at any time after the bond issue, at the option of the holder, for existing France Telecom shares, on the basis of an exchange rate ratio of 13,8889 France Telecom shares per bond (i.e., at an exchange price of €72 per France Telecom share); this ratio may be subject to certain adjustments. The maximum number of shares to be issued in the event of an exchange is 48.5 million.

E. Items on which the valuation of the impact of the program on the financial condition of France Telecom is based

The calculation of the impact of the program on the Group's accounts has been carried out for informational purposes from the consolidated accounts as at December 31, 2001 by taking into account the following:

- buyback of 1% of the company's shares, i.e., 11,538,320 shares;
- average purchase price of €31.92 per share, on par with the average of the share price over 2 months (from 01/02/02 to 31/03/02), i.e., 31,922;
- financial indebtedness;
- financial charges at a short-term rate of 5.02% calculated for a full year and tax base of 36.43% deducted;
- at December 31, 2001, treasury shares representing 4.2% of the capital and buyback of an additional 1% would have the following impact:

In thousands of euros	Consolidated Accounts as at 31/12/2001	Buyback of 1% of capital	Proforma after Buyback of 1% of capital	Effect of Buyback in %
Equity, group's share	21,087	-380	20,707	-1.8%
Consolidated equity	29,188	-380	28,808	-1.3%
Net indebtedness	63,423	387	63,810	0.6%
Net income (loss), group's share	-8,280	-12	-8,292	0.1%
Weighted average number of shares outstanding	1,103,126,514	11,538,320	1,091,588,194	1.0%
Net income (loss) per share (€/share)	-7.51	0.09	-7.60	1.1%

Due to accounting losses and in accordance with current accounting rules, the basic net income (loss) per share is equal to the diluted net income (loss) per share.

F. Tax treatment

1. For France Telecom

France Telecom's repurchase of its own shares without subsequent cancellation thereof is expected to have an impact on its taxable earnings to the extent that the securities may be subsequently sold or transferred at a price different from the purchase price.

2. *For the selling shareholder*

The terms of taxation of sums received by shareholders at the time of the repurchase by the company of its own shares differs according to the buyback procedure used and according to the fiscal residence of the selling shareholder.

Since the proposed transaction is being carried out pursuant to Article L.225-209 of the French Commercial Code, Article 112-6 of the French General Tax Code in relation to capital gains applies to the buyback of securities.

Capital gains realized by an individual shareholder domiciled in France, and holding his shares in his private estate, shall be subject to the tax treatment set forth in Article 150-0 A of the French General Tax Code. Under that regime, capital gains are only taxable at a rate of 16% (26% with the Social Security contribution currently in force) if the total annual amount of securities sold by the shareholder's household for tax purposes, including the repurchased securities, exceeds €7,600.

Capital gains realized by a shareholder which is a legal entity domiciled in France and subject to the corporate income tax shall be subject to the treatment of corporate capital gains, as provided for in Article 39 duodecies of the French General Tax Code. Under the aforementioned Article, capital gains realized by such a shareholder shall be taxable at a rate of 33⅓%, increased by an additional contribution of 3% for the financial year ended January 1, 2002 and, if necessary, by a social contribution of 3.3% of the total corporate taxes exceeding €763,000. Companies whose net revenues, excluding taxes, are less than €7,630,000 are exempted from social security contribution if 75% of their fully paid up share capital is held continuously during the fiscal year under consideration, by individuals or companies which satisfy these conditions. Under certain conditions, if the repurchased shares can be considered profit-sharing securities, the capital gains realized will benefit from a reduced tax of 19%, increased by the additional contribution of 3% and, if necessary, by the aforementioned social security contribution of 3.3%.

Non-resident shareholders with no permanent establishment in France and who have not held, directly or indirectly, on their own or with members of their family more than 25% of the company's shares at any given time over the five years preceding the repurchase by the company of its shares within the framework of this program shall not be subject to taxation in France on any gains from the sale of the shares.

The information set forth above summarizes the tax treatment currently in force. For information on specific situations, individual assignors are advised to seek the advice of their personal tax advisor, and should take into account any applicable international tax treaties.

G. Intentions of the person controlling the issuer alone or in concert

The French State, which controlled 55.4% of France Telecom's capital at April 1, 2002, does not intend to participate in this program.

H. Person assuming responsibility for the Information Notice

To the best of our knowledge, the information in this Information Notice is true and fair. It contains all the information required for investors and shareholders to make a judgment on the France Telecom share buyback program, and does not contain any material omissions.

May 10, 2001

Michel Bon
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM



Dated: May 21, 2002

By: ____________________
Name: Jean-Claude Grynberg
Title: Director, Investor Relations